

January 26, 2012

<u>Via Facsimile</u>
Thomas Stevenson
Chief Financial Officer
Peoples Bancorp, Inc.
P.O. Box 210, 100 Spring Avenue
Chestertown, Maryland 21620

> **Re:** **Peoples Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 000-24169**

Dear Mr. Stevenson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Amit Pande

                                 Amit Pande
                                 Accounting Branch Chief